ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Todd K. Shiffman
James Lopez

Re:	Hamilton Lane Alliance Holdings I, Inc.
Registration Statement on Form S-1
Filed December 17, 2020
File No. 333-251419

Ladies and Gentlemen:

On behalf of Hamilton Lane Alliance Holdings I, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are publicly filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (including certain exhibits) (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement on Form S-1 made in response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 4, 2021 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comment contained in the Comment Letter is reproduced below in italics and the corresponding response is shown below the comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	-2-	January 5, 2021

Form S-1 Filed December 17, 2020

Our amended and restated certificate of incorporation will require…, page 72

1.	We note the disclosure indicates the federal district courts will be the exclusive forum for Securities Act claims while Section 12.1 of Exhibit 3.2 (Amended and Restated Certificate of Incorporation) specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile and if the federal courts are the exclusive forum for Securities Act claims, please revise disclosure to address any uncertainty around the enforceability of the provision, given the concurrent jurisdiction provided in Section 22 of the Securities Act. Please also disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 72, 73 and 152 of the Amended Registration Statement and Section 12.1 of Exhibit 3.2 (Amended and Restated Certificate of Incorporation).

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Securities and Exchange Commission	-3-	January 5, 2021

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515.

Very truly yours,

/s/ Paul D. Tropp

Paul D. Tropp

cc:	Adam Shane (Hamilton Lane Alliance Holdings I, Inc.)